UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

☒           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _______________

Commission File Number 0-16211

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DENTSPLY International Inc. 401(k) Savings Plan

 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DENTSPLY International Inc. 221 West Philadelphia Street, York, Pennsylvania 17405-0872

REQUIRED INFORMATION

1. Financial Statements:

     The following financial information, including the Report of Independent Registered Public Accounting Firm thereon of the DENTSPLY International Inc. 401(k) Savings Plan is submitted herewith:

     Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011.

     Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2012 and 2011.

     Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2012.

2. Exhibits:

     The following exhibits are submitted herewith:

   Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DENTSPLY International Inc.
401(k) Savings Plan

	By:	/s/ Christopher T. Clark
Christopher T. Clark
President, Chief Financial Officer and
Member of the DENTSPLY International Inc.
ESOP and 401(k) Committee

Date: June 26, 2013

DENTSPLY International Inc. 401(k) Savings Plan
Table of Contents
December 31, 2012 and 2011

Page

Report of Independent Registered Public Accounting Firm	4

Financial Statements
Statements of Net Assets Available for Benefits	5
Statements of Changes in Net Assets Available for Benefits	7
Notes to Financial Statements	8

Supplementary Schedule
Schedule of Assets (Held at End of Year)	16

Report of Independent Registered Public Accounting Firm
Employee Retirement Committee and Participants
DENTSPLY International Inc. 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of DENTSPLY International Inc. 401(k) Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ ParenteBeard LLC

York, Pennsylvania
June 26, 2013

DENTSPLY International Inc. 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011
	2012	2011
Assets
Cash and cash equivalents	$55,033	$—
Investments, at fair value
Shares of Registered Investment Companies:
Amer. Funds EuroPacific Growth Fund R-4	3,351,067	2,689,547
Fidelity Small Cap Discovery Fund	542,193	131,951
PIMCO Total Return Fund	4,890,512	4,501,817
TRP Balanced Fund	6,296,762	5,282,336
TRP Blue Chip Growth Fund	15,423,855	13,109,404
TRP Equity Income Fund	7,736,313	6,358,283
TRP Extended Equity Market Index Fund	2,029,747	1,873,129
TRP Growth Stock Fund	9,219,475	7,409,258
JP Morgan Mid Cap Value Fund	37,421	—
TRP New Horizons Fund	6,803,257	5,895,150
TRP Retirement Income Fund	387,920	431,090
TRP Retirement 2005 Fund	324,709	444,696
TRP Retirement 2010 Fund	2,255,241	1,945,843
TRP Retirement 2015 Fund	3,786,721	3,548,808
TRP Retirement 2020 Fund	7,465,941	6,095,637
TRP Retirement 2025 Fund	8,730,423	6,962,319
TRP Retirement 2030 Fund	8,992,049	7,363,893
TRP Retirement 2035 Fund	9,945,322	8,000,056
TRP Retirement 2040 Fund	8,706,649	6,963,604
TRP Retirement 2045 Fund	4,474,329	3,169,539
TRP Retirement 2050 Fund	1,523,979	975,391
TRP Retirement 2055 Fund	557,178	424,890
TRP Science & Technology Fund	2,071,269	2,285,263
TRP Spectrum Income Fund	3,951,908	3,715,149
Vanguard Institutional Index Fun	6,887,038	—
Shares of Common Trusts:
TRP Stable Value Fund	10,988,570	9,408,507
TRP Equity Index Trust Fund	—	5,878,738
Common Stock:
DENTSPLY International Inc. Common Stock	14,021,640	13,219,501

Total Investments	151,401,488	128,083,799

Receivables:
Employer contribution receivable	5,327,895	4,937,459
Participants' contributions	—	414,762
Due from brokers of merged plans (see Note 1)	31,026,721	—
Notes receivable from participants	4,394,424	3,951,493

Total Receivables	40,749,040	9,303,714

Total Assets	$192,205,561	$137,387,513
See Notes to Financial Statements.

DENTSPLY International Inc. 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011
	2012	2011
Liabilities

Refund of excess contributions	$—	$—

Net Assets Available for Benefits at fair value	192,205,561	137,387,513

Adjustment from Fair Value to Contract Value for Interest in Common Trust Relating to Fully Benefit Responsive Investment Contracts	(452,927)	(328,119)

Net Assets Available for Benefits	$191,752,634	$137,059,394

See Notes to Financial Statements.

DENTSPLY International Inc. 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits
December 31, 2012 and 2011
	2012	2011
Investment Income (Loss)

Net appreciation (depreciation) appreciation in fair value of investments	$16,098,258	$(2,563,067)
Interest and dividends	3,187,031	2,535,593

Total Investment Income (Loss)	19,285,289	(27,474)

Interest Income on Notes Receivables from Participants	181,848	161,821

Contributions
Employer	5,327,895	4,937,459
Participants	10,697,542	9,863,754
Participant rollovers	842,000	1,088,866

Total Contributions	16,867,437	15,890,079

Benefits Paid to Participants	(12,646,010)	(13,623,895)

Administrative Expenses	(22,045)	(21,728)

Net increase	23,666,519	2,378,803
Transfer in from broker of merged plans (see Note 1)	31,026,721	—

Net Assets Available for Benefits - Beginning of Year	137,059,394	134,680,591

Net Assets Available for Benefits - End of Year	$191,752,634	$137,059,394

See Notes to Financial Statements.

DENTSPLY International Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

NOTE 1 - DESCRIPTION OF THE PLAN

The following brief description of the DENTSPLY International Inc. 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a contributory defined contribution plan covering all permanent full and part-time employees of DENTSPLY International Inc. (the “Company”) and its wholly-owned subsidiaries in the United States who are employed in or on temporary assignment outside the United States. The Plan was established January 1, 1992, and amended, thereafter, several times. It was restated to include all amendments on January 1, 2009.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Administration

The Plan is administered by the Retirement Program Committee (the “Committee”). At December 31, 2012 and 2011, T. Rowe Price Trust Company (“TRP”) was the trustee (the “Trustee”) and custodian of the Plan's assets. The Committee and Trustee of the Plan are appointed by the Board of Directors of the Company. At December 31, 2012 and 2011, TRP was the record keeper of the Plan.

Participation

An employee may become a participant in the Plan as soon as administratively feasible following their employment date. If the employee does not make an affirmative or negative election to participate, they will be automatically enrolled in the plan. The Company may at times perform an “auto boost” on the entire employee population or on certain population segments to encourage participation in the plan.

Contributions

Each year, participants may make pre-tax and post-tax (Roth) contributions up to 100 percent of their annual compensation, as defined by the Plan, in multiples of one percent except for certain highly compensated participants who are subject to limitations. Participants that are automatically enrolled in the Plan will be deemed to have elected a salary deferral contribution of 3%. Participants may change their deferral election at times throughout the year as defined in the Plan document. Participants may also contribute amounts representing rollovers from other qualified defined benefit or contribution plans. The Company does not make matching contributions to the Plan. Effective for the 2006 plan year and beyond, the Company, at the discretion of the Board of Directors, may make a non-elective contribution to eligible participants. Contributions are recognized in the period when earned as determined by the Company's Board of Directors. Forfeitures are used to reduce the required Company contribution. As of December 31, 2012 and 2011, forfeited non-elective contributions amounted to $363,770 and $470,407, respectively. These forfeitures were used to reduce the 2012 and 2011 non-elective contributions that were paid in 2013 and 2012, respectively.

The participants may direct their contributions into several different investment options. If a participant fails to provide such direction, including those participants automatically enrolled in the Plan, contributions are invested in the target maturity fund appropriate for the participant's expected normal retirement age (65).

The Company may amend or revoke a participant's deferral election if the Company determines that such revocation or amendment is necessary to ensure that a participant's annual addition for any Plan Year will not exceed the limitation of Section 5.6(b), or to ensure that the actual deferral percentage nondiscrimination test is met for such Plan Year.

Service Rules

Employees are credited with a year of service for each plan year during which they have at least 1,000 hours of service and are employed on the last day of the year, unless there is a break in service as a result of death, disability, or retirement.

Participant Accounts

Each participant's account is credited with the participant's contributions, employer contributions including forfeitures and an allocation of Plan earnings (including unrealized appreciation or depreciation of Plan assets) and charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions and earnings thereon. If participants cease participation, other than by retirement, disability, or death, the vested interest in non-elective contributions to their accounts is dependent upon the years of credited service, as follows:

	Before 2007	After 2006
Years of Service	Percent Vested	Percent Vested
Less than 2	—%	—%
Less than 3	—%	20%
3	20%	40%
4	40%	60%
5	60%	80%
6	80%	100%
7 years and after	100%	100%

Payment of Benefits

Participants are entitled to receive a distribution equal to their vested account balances upon death, retirement, termination or permanent disability. Participants may elect to receive benefits in either a lump-sum payment, or periodic installments as defined by the provisions of the Plan. Assets may be withdrawn by participants in the case of personal financial hardship upon approval of the Plan Administrator.

Notes Receivable from Participants

Participants may borrow from their accounts the lesser of $50,000 or fifty percent of their vested account balance (subject to a $1,000 minimum loan balance). Participants are charged a $50 fee for loans, which is paid directly from their account. Loan terms may not exceed five years, except for loans to facilitate the purchase of a primary residence. The loans bear interest at rates that range from 4.25% to 9.25% as of December 31, 2012, which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions. Participants may not have more than two loans outstanding at the same time. Loans are secured by the balance in the participant's account. Access to Company Non-Elective Contribution balances is subject to the financial hardship conditions required under the hardship withdrawal provisions of the Plan.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. In June 2013, the loan default period was changed from 90 days to equal the Internal Revenue Service (“IRS”) maximum, which is the end of the calendar quarter following the quarter in which the payment was missed. Delinquent notes receivable are recorded as distributions based upon the terms of the plan document.

Administrative Costs

Certain administrative costs of the Plan are absorbed by the Company.

Plan Merger

The Astra Tech 401(k) plan and the Materialise Dental 401(k) plan merged into the plan effective December 31, 2012 adding 386 participants to the plan. The merged plans liquidated all of their investments on December 31, 2012. The actual transfer of assets occurred on January 2, 2013. The Statements of Net Assets Available for Benefits reflects the fair value of the amount due from the brokers of the merged plans and the Statements of Changes in Net Assets Available for Benefits reflects the transfer in of the assets from the merged plans.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common trust fund. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts held in the common trust fund as well as the adjustment of the fully benefit-responsive contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investments Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the years. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisers, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Reclassifications

Certain prior period amounts are reclassified to conform with the current year's presentation.

NOTE 3 - FAIR VALUE MEASUREMENT

The Plan measures its investments at fair value on a recurring basis in accordance with US GAAP. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1:
Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2:
Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets, and other observable inputs.

Level 3:
Fair value would be based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and similar techniques.

The assets or liability fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011:

Registered Investment Companies
Valued at the quoted net asset value (“NAV”) of shares held by the Plan at year end.
Common stocks
Valued at the closing price reported on the active market on which the individual securities are traded.

Common Trust
The common trust funds are valued based upon the units of the common trust funds held by the Plan at year end times the respective unit value. The unit value of the common trust funds are based upon significant observable inputs, although is not based upon quoted market prices in an active market. The Equity Index Trust fund's investment objective is to seek to match the performance of the Standard & Poor's 500 Stock Index®. The Stable Value Trust Fund's investment objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve its investment objective, the common trust fund invests in assets (typically fixed-income securities or insurance contracts) and enters into "wrapper" contracts issued by third-parties and invests in cash equivalents represented by shares in a money market fund.
The underlying investments of the common trust funds consist primarily of Level 2 inputs, consisting of inputs either directly or indirectly observable for substantially the full term of the asset through corroboration with observable market data. The Plan's investments in the common trust funds are not subject to any withdrawal restrictions and distributions may be taken at any time. The Plan has no unfunded commitments relating to the common trust funds at December 31, 2012 and 2011.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Registered Investment Companies:
Index Funds	$8,916,785	$—	$—	$8,916,785
Balanced Funds	6,296,762	—	—	6,296,762
Growth Funds - Domestic	34,060,049	—	—	34,060,049
Target Date Funds	57,150,461	—	—	57,150,461
International Equity Fund	3,351,067	—	—	3,351,067
Value Fund	7,773,734	—	—	7,773,734
Fixed Income Fund	8,842,420	—	—	8,842,420
Total Registered Investment Companies	126,391,278	—	—	126,391,278

Common Stock:
Healthcare - DENTSPLY Int'l Inc. Common Stock	14,021,640	—	—	14,021,640
Total Common Stock	14,021,640	—	—	14,021,640

Common Trust:
Stable Value Fund	—	10,988,570	—	10,988,570
Total Common Trust	—	10,988,570	—	10,988,570

Total assets at fair value	$140,412,918	$10,988,570	$—	$151,401,488

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Registered Investment Companies:
Index Funds	$1,873,129	$—	$—	$1,873,129
Balanced Funds	5,282,336	—	—	5,282,336
Growth Funds - Domestic	28,831,026	—	—	28,831,026
Target Date Funds	46,325,766	—	—	46,325,766
International Equity Fund	2,689,547	—	—	2,689,547
Value Fund	6,358,283	—	—	6,358,283
Fixed Income Fund	8,216,966	—	—	8,216,966
Total Registered Investment Companies	99,577,053	—	—	99,577,053

Common Stock:
Healthcare - DENTSPLY Int'l Inc. Common Stock	13,219,501	—	—	13,219,501
Total Common Stock	13,219,501	—	—	13,219,501

Common Trust:
Index Fund	—	5,878,738	—	5,878,738
Stable Value Fund	—	9,408,507	—	9,408,507
Total Common Trust	—	15,287,245	—	15,287,245

Total assets at fair value	$112,796,554	$15,287,245	$—	$128,083,799

NOTE 4 - INVESTMENTS

Information regarding the fair value of the Plan's investment as of December 31, 2012 and 2011 is included in Note 3. Investments that represent five percent or more of the Plan's net assets available for benefits are separately identified as of December 31:

Investments	2012	2011
Shares of Registered Investment Companies:
TRP Blue Chip Growth Fund	15,423,855	13,109,404
TRP Growth Stock Fund	9,219,475	7,409,258	*
TRP Retirement 2025 Fund	8,730,423	6,962,319	*
TRP Retirement 2030 Fund	8,992,049	7,363,893	*
TRP Retirement 2035 Fund	9,945,322	8,000,056
TRP Retirement 2040 Fund	8,706,649	6,963,604	*
TRP Summit Cash Reserves	—	—

Shares of Common Stock:
DENTSPLY International, Inc. Common Stock	14,021,640	13,219,501

Shares of Common Trust:
TRP Stable Value Fund	10,988,570	9,408,507
* This investment represented less than 5% of total net assets in the noted year, but is included for comparative purposes.

Any interest and dividend income from the underlying assets of the common trust fund are included in net appreciation (depreciation) for the common trust fund. The net appreciation (depreciation) in the fair value of investments (including gains and losses on investments bought and sold, as well as held during the year) for each significant class of investments consists of the following for the years ended December 31:

	2012	2011
Registered Investment Companies	$13,492,190	$(3,106,514)
Common stock	1,718,026	406,070
Common trust funds	888,042	137,377
	$16,098,258	$(2,563,067)

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 6 - INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated September 19, 2011, that the restated Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended and restated since receiving the letter, the Plan administrator and the Plan's advisers believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

US GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the plan and has concluded that as of December 31, 2012, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

NOTE 7 - RELATED PARTY TRANSACTIONS

During 2012 and 2011, certain Plan investments were shares of registered investment companies and a common trust managed by T. Rowe Price Trust Company. In addition, the Plan offers an investment in DENTSPLY International Inc. Stock. The transactions in these investments are party-in-interest transactions which are exempt from prohibited transaction rules of ERISA. Additionally, the Plan issues loans to participants, which are secured by the participant's account balances. These transactions qualify as party-in-interest transactions.

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

Purchases made by the Plan for the investment in the Company's common stock amounted to $1,975,268 and $1,874,229 for the years ended December 31, 2012 and 2011, respectively. Sales made by the Plan for the investment in the Company's common stock amounted to $2,928,162 and $2,931,983 for the years ended December 31, 2012 and 2011, respectively.

As of December 31, 2012, the Plan held approximately 353,992 shares of DENTSPLY International Inc. stock at a per share price of $39.61. As of December 31, 2011, the Plan held approximately 377,808 shares of DENTSPLY International Inc. stock at a per share price of $34.99.

NOTE 8 - RISKS AND UNCERTAINTIES

Investments of the Plan are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 9 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits according to the financial statements to the Form 5500 consists of the following for the years ended December 31:

	2012	2011
Net assets available for benefits per the financial statements	$191,752,634	$137,059,394
Amounts allocated to withdrawing participants	(25,896)	(2,786)
Adjustments from contract value to fair value for interest in common
trust fund relating to fully benefit-responsive investment contracts	452,927	328,119
Net assets available for benefits per the Form 5500	$192,179,665	$137,384,727

A reconciliation of total investment income on the financial statements to the Form 5500 consists of the following for the years ended December 31:

	2012	2011
Total investment (loss) income on the statement of changes in
net assets available for benefits	$19,285,289	$(27,474)
Adjustment from contract value to fair value for interest in common
trust fund relating to fully benefit-responsive investment contracts	124,808	328,119
Interest income on notes receivable from participants	181,848	161,821
Total investment income on Form 5500	$19,591,945	$462,466

A reconciliation of benefits paid to participants according to the financial statements to the Form 5500 consists of the following for the years ended December 31:

	2012	2011

Benefits paid to participants per the financial statements	$12,646,010	$13,623,895
Amount allocated to withdrawing participants	23,110	2,786
Benefits paid to participants per the Form 5500	$12,669,120	$13,626,681

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2012 and 2011, but not yet paid as of that date.

DENTSPLY International Inc. 401(k) Savings Plan
Employer Identification Number: 39-1434669
Plan Number: 004
Schedule H - Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2012

			(c)
			Description of Investment
		(b)	Including Maturity Date,		(e)
		Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)		Lessor or Similar Party	Par or Maturity Value	Cost	Value

		Cash and cash equivalents	Cash	N/A	$55,033
		Amer. Funds EuroPacific Growth Fund, R-4	Registered Investment Company	N/A	3,351,067
		Fidelity Small Cap Discovery Fund	Registered Investment Company	N/A	542,193
		PIMCO Total Return Fund	Registered Investment Company	N/A	4,890,512
		JP Morgan Mid Cap Value	Registered Investment Company	N/A	37,421
		Vanguard Institutional Index Fund	Registered Investment Company	N/A	6,887,038
*		TRP Balanced Fund	Registered Investment Company	N/A	6,296,762
*		TRP Blue Chip Growth Fund	Registered Investment Company	N/A	15,423,855
*		TRP Equity Income Fund	Registered Investment Company	N/A	7,736,313
*		TRP Extended Equity Market Index	Registered Investment Company	N/A	2,029,747
*		TRP Growth Stock Fund	Registered Investment Company	N/A	9,219,475
*		TRP New Horizons Fund	Registered Investment Company	N/A	6,803,257
*		TRP Retirement Income Fund	Registered Investment Company	N/A	387,920
*		TRP Retirement 2005 Fund	Registered Investment Company	N/A	324,709
*		TRP Retirement 2010 Fund	Registered Investment Company	N/A	2,255,241
*		TRP Retirement 2015 Fund	Registered Investment Company	N/A	3,786,721
*		TRP Retirement 2020 Fund	Registered Investment Company	N/A	7,465,941
*		TRP Retirement 2025 Fund	Registered Investment Company	N/A	8,730,423
*		TRP Retirement 2030 Fund	Registered Investment Company	N/A	8,992,049
*		TRP Retirement 2035 Fund	Registered Investment Company	N/A	9,945,322
*		TRP Retirement 2040 Fund	Registered Investment Company	N/A	8,706,649
*		TRP Retirement 2045 Fund	Registered Investment Company	N/A	4,474,329
*		TRP Retirement 2050 Fund	Registered Investment Company	N/A	1,523,979
*		TRP Retirement 2055 Fund	Registered Investment Company	N/A	557,178
*		TRP Science & Technology Fund	Registered Investment Company	N/A	2,071,269
*		TRP Spectrum Income Fund	Registered Investment Company	N/A	3,951,908
*		TRP Stable Value Fund	Common Trust	N/A	10,988,570
*		DENTSPLY International Inc. Common Stock	Common Stock	N/A	14,021,640
*		Participant Notes Receivable	4.25% - 9.25%	—	4,394,424

		Total Investments			$155,850,945

*	-	Party-in-interest as defined by ERISA
N/A	-	Cost omitted for participant directed investments